UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated January 7, 2022

Commission File Number: 1-13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐           No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐           No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐           No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated January 7, 2022, announcing STMicroelectronics’ Fourth Quarter 2021 Preliminary Revenues and Timing for Fourth Quarter and Full Year 2021 Earnings Release and Conference Call.

PR N°C3060C

STMicroelectronics Announces Fourth Quarter 2021 Preliminary
Revenues and Timing for its Fourth Quarter and Full Year 2021 Earnings
Release and Conference Call

•	Preliminary Q421 net revenues of $3.56 billion, above the outlook range
•	Q4&FY21 earnings release date: January 27, 2022

Geneva – January 7, 2022 – STMicroelectronics (NYSE: STM), a global semiconductor leader serving customers across the spectrum of electronics applications, announced today that its preliminary and unaudited net revenues for the fourth quarter ended December 31, 2021 are above the business outlook range provided in the Company’s news release dated October 28, 2021.

Preliminary Q421 net revenues are $3.56 billion, up 11.2% sequentially and 140 basis points above the high end of the range. The prior outlook was for Q421 net revenues to be $3.40 billion, an increase of 6.3% sequentially, plus or minus 350 basis points.

“We ended Q421 with net revenues above the outlook range and gross margin at or slightly above the high-end of the outlook range, primarily due to better than anticipated operations in an ongoing dynamic market. Our FY21 revenues reached $12.76 billion, an increase of 24.9% compared to FY20, reflecting a strong performance across all the end markets we address and our engaged customer programs throughout the year.

I look forward to providing additional details on the fourth quarter and full year 2021 as well as on our first quarter 2022 guidance during our earnings call on January 27, 2022” said Jean-Marc Chery, STMicroelectronics’ President and CEO.

The Company will release its fourth quarter and full year 2021 earnings before the opening of trading on the European Stock Exchanges on Thursday, January 27, 2022.

The press release will be available immediately after the release on the Company’s website at www.st.com.

STMicroelectronics will conduct a conference call with analysts, investors and reporters to discuss its fourth quarter and full year 2021 financial results and current business outlook on January 27, 2022 at 9:30 a.m. Central European Time (CET) / 3:30 a.m. U.S. Eastern Time (ET).

A live webcast (listen-only mode) of the conference call will be accessible at ST’s website, http://investors.st.com, and will be available for replay until February 11, 2022.

About STMicroelectronics

At ST, we are 46,000 creators and makers of semiconductor technologies mastering the semiconductor supply chain with state-of-the-art manufacturing facilities. An independent device manufacturer, we work with our 100,000 customers and thousands of partners to design and build products, solutions, and ecosystems that address their challenges and opportunities, and the need to support a more sustainable world. Our technologies enable smarter mobility, more efficient power and energy management, and the wide-scale deployment of the Internet of Things and 5G technology. ST is committed to becoming carbon neutral by 2027. Further information can be found at www.st.com.

For further information, please contact:

INVESTOR RELATIONS:

Céline Berthier

Group VP, Investor Relations

Tel: +41.22.929.58.12

celine.berthier@st.com

MEDIA RELATIONS:

Alexis Breton

Corporate External Communications

Tel: + 33 6 59 16 79 08

alexis.breton@st.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	January 7, 2022	By:	/s/ Lorenzo Grandi

		Name:	Lorenzo Grandi
		Title:	Chief Financial Officer President, Finance, Purchasing, ERM and Resilience